Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Plus Inc.

Subject Company: Hennessy Capital Investment Corp. V

SEC File No.: 001-39892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 27, 2021

HENNESSY CAPITAL INVESTMENT CORP. V

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39892	85-3433864
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3415 N. Pines Way, Suite 204 Wilson, Wyoming	83014
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (307) 201-1903

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Shares of Class A common stock, par value $0.0001 per share	HCIC	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	HCICW	The Nasdaq Stock Market LLC
Units, each consisting of one share of Class A Common Stock and one-fourth of one Redeemable Warrant	HCICU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

As previously disclosed, on May 7, 2021, Hennessy Capital Investment Corp. V (“HCIC”) entered into a Merger Agreement and Plan of Reorganization (as amended and restated on June 19, 2021, and as may be further amended from time to time, the “Merger Agreement”) to effect an initial business combination (the “Business Combination”) with PlusAI Corp (“Plus”). In light of recent developments in the regulatory environment outside of the United States, HCIC and Plus have agreed to enter into discussions to pursue a potential restructuring of the Business Combination and amendment of the terms of the Merger Agreement and related agreements and, as a result, the consummation of the Business Combination will likely be delayed past the November 8, 2021 “outside date” set forth in the Merger Agreement. While HCIC intends to work in good faith with Plus and its shareholders to reach mutually agreeable terms for such a restructuring and amendment, there can be no assurance that the parties will be able to agree upon such a restructuring and amendment or, if they do, that the Business Combination (as so amended) will be successfully consummated. As of the date of this Current Report on Form 8-K, Plus has not received any inquiries or notices of investigation from any governmental or regulatory authorities and no permissions requested by Plus from a Chinese government entity have been denied.

The foregoing information is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Exchange Act or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

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Additional Information About the Transaction and Where To Find It

In connection with the proposed Business Combination, Plus, Inc., the new publicly traded company resulting from the Business Combination (“New Plus”), has confidentially submitted a draft registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a prospectus with respect to New Plus’s securities to be issued in connection with the proposed Business Combination and a proxy statement to be distributed to holders of HCIC’s common stock in connection with HCIC’s solicitation of proxies for the vote by HCIC’s stockholders with respect to the proposed Business Combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the Registration Statement has been declared effective by the SEC, HCIC will file the definitive Proxy Statement with the SEC and will mail copies to stockholders of HCIC as of a record date to be established for voting on the proposed Business Combination. Additionally, New Plus and HCIC will file other relevant materials with the SEC in connection with the proposed Business Combination. Security holders of Plus, New Plus, and HCIC are urged to read the Registration Statement and Proxy Statement and the other relevant materials when they become available before making any voting decision with respect to the proposed Business Combination because they will contain important information about the proposed Business Combination and the parties thereto. Security holders of Plus, New Plus, and HCIC may also obtain a copy of the Registration Statement and Proxy Statement, when available, as well as other documents filed with the SEC regarding the proposed Business Combination by New Plus and HCIC, without charge, at the SEC’s website located at www.sec.gov. Copies of these filings may be obtained free of charge on Plus’s website at www.plus.ai/investors.com when available or by directing a request to Lynn Miller, General Counsel, 20401 Stevens Creek Boulevard, Cupertino, California 95014 or by telephone at (408) 508-4758 and/or on HCIC’s website at http://www.hennessycapllc.com or by directing a request to Nicholas A. Petruska, Executive Vice President, Chief Financial Officer, 3415 N. Pines Way, Suite 204, Wilson, Wyoming 83014 or by telephone at (307) 201-1903. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Plus, HCIC and New Plus and their respective directors and officers may be deemed participants in the solicitation of proxies of HCIC’s stockholders in connection with the proposed Business Combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of HCIC’s executive officers and directors in the solicitation by reading HCIC’s Registration Statement on Form S-1, declared effective by the SEC on January 14, 2021, and the Registration Statement, Proxy Statement and other relevant materials filed with the SEC in connection with the proposed Business Combination when they become available. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to HCIC’s shareholders in connection with the proposed Business Combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of their stockholders generally, will be set forth in the Proxy Statement when it becomes available.

Forward Looking Statements

The information in this report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding the applicability of one or more regulation, rule, or law of any governmental authority or regulatory body applicable to Plus, HCIC, and/or New Plus, (2) statements regarding the status of any investigations or reviews by any governmental authority or regulatory body, including the expected duration or results from any such investigation or review, (3) statements relating to future modifications to the terms of the proposed Business Combination or amendments to the Merger Agreement, (4) statements regarding the negotiation and potential agreement of HCIC, Plus and New Plus to reach mutually agreeable terms for a restructuring of the Business Combination or amendment to the terms of the Merger Agreement, any agreement, and (5) expectations related to the terms and timing of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this report, and on the current expectations of Plus’s and HCIC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Plus and HCIC. These forward-looking statements are subject to a number of risks and uncertainties, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; the risk that Plus and HCIC are unable to reach mutually agreeable terms for a restructuring of the Business Combination or amendment to the terms of the Merger Agreement; and those risk factors discussed in documents of New Plus and HCIC filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither HCIC nor Plus presently know or that HCIC and Plus currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect HCIC’s and Plus’s expectations, plans or forecasts of future events and views as of the date of this report. HCIC and Plus anticipate that subsequent events and developments will cause HCIC’s and Plus’s assessments to change. However, while HCIC and Plus may elect to update these forward-looking statements at some point in the future, HCIC and Plus specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing HCIC’s and Plus’s assessments as of any date subsequent to the date of this report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 27, 2021

Hennessy Capital Investment Corp. V

By:	/s/ Nicholas A. Petruska
	Name:	Nicholas A. Petruska
	Title:	Chief Financial Officer

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